Exhibit 99.1

For Immediate Release December 5, 2007

Orezone Essakane Project Receives Formal Environmental Approval

Orezone Resources Inc. (OZN:TSX, AMEX) (“Orezone”) is pleased to announce it has received a formal  Notice of Compliance from the Ministry of Environment and the Quality of Life of Burkina Faso, West Africa in regards to the environmental impact and assessment of its wholly owned Essakane gold mining project.

“The issuance of the notice is one of the final and principle milestones in the permitting process and the local community and all levels of government in Burkina Faso have been very supportive as we have gone through the stages,” said Ron Little, CEO for Orezone.

The recently completed Definitive Feasibility Study (DFS) envisions a surface mine and carbon-in-leach (CIL) facility processing an average of 5.4 million tonnes per annum.  The project has 4.0 million oz of measured and indicated resources and 1.3 million oz of inferred resources at a 0.5 g/t cutoff.  Reserves contained within a US$500 gold price mine plan are 2.65 million oz.  The project will take 18 months to construct at a total capital cost of US$346 million (± 15%).  Once operational, the mine is expected to produce an average of 292,000 ounces of gold per annum at a cash cost of US$356 per oz assuming oil at US$80 per barrel and including a 3% gross royalty to the government of Burkina Faso.

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa.  The company has a pipeline of projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions.  Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little Chief Executive Officer rlittle@orezone.com Pascal Marquis President pmarquis@orezone.com	Niel Marotta Vice President Corporate Finance & Development nmarotta@orezone.com Janet Eastman Manager of Investor Relations jeastman@orezone.com

Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately.  Readers should refer to the annual information form of Orezone for the year ended December 31, 2006, and other continuous disclosure documents filed by Orezone since January 1, 2007 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.